February 24, 2010

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re: SteelCloud, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed December 30, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”). The Company has filed Amendment No. 8 to its Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”) to include the financials for its fiscal year ended October 31, 2009 and to make corresponding updating revisions throughout the Registration Statement.  As previously mentioned, the Company received a verbal no objection from the Financial Industry Regulatory Authority on December 28, 2009.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.